Exhibit 99.1

Cenovus delivers strong second quarter performance

Planned divestitures and Deep Basin asset integration on track

Calgary, Alberta (July 27, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) had a strong second quarter that reflected 45 days of results from the assets recently acquired from ConocoPhillips. The acquisition gives Cenovus 100% ownership of its oil sands operations and a new production platform in the liquids-rich Deep Basin. Integration of the Deep Basin assets is on track. To further optimize its portfolio and deleverage its balance sheet, the company is pursuing the sale of its legacy conventional oil and natural gas assets, and the sale processes are proceeding well. Cenovus continues to target between $4 billion and $5 billion in announced asset sale agreements during 2017.

Key highlights

●	Increased second quarter adjusted funds flow by 80% to $792 million or $0.71 per share compared with the same period in 2016
●	Increased free funds flow by 128% from the second quarter of 2016 to $465 million
●	Reduced planned 2017 capital spending by approximately $200 million to $1.7 billion at the midpoint, with no expected impact to forecast production volumes

Financial & production summary
(For the period ended June 30)	2017 Q2	2016 Q2	% change

Financial[1] ($ millions, except per share amounts)

Cash from operating activities	1,239	205	504

Adjusted funds flow[2]	792	440	80
Per share diluted	0.71	0.53

Free funds flow[2]	465	204	128

Operating earnings/loss[2]	398	-39
Per share diluted	0.36	-0.05

Net earnings/loss[3]	2,640	-267
Per share diluted	2.37	-0.32

Capital investment	327	236	39

Production (before royalties)

Oil sands (bbls/d)	261,812	142,604	84

Deep Basin liquids[4] (bbls/d)	16,894	n/a	n/a

Conventional oil[4,5] (bbls/d)	54,958	55,476	-1

Total oil and liquids (bbls/d)	333,664	198,080	68

Deep Basin natural gas (MMcf/d)	253	n/a	n/a

Conventional natural gas[6] (MMcf/d)	367	399	-8

Total natural gas (MMcf/d)	620	399	55

Total production (BOE/d)	436,929	264,580	65

[1]	Financial information includes results from discontinued operations. Per share amounts include the impact of the bought-deal offering of common shares, which closed April 6, 2017, and consideration shares issued to ConocoPhillips as part of the acquisition purchase price.
[2]	Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. For more information, refer to the Non-GAAP Measures section of the Advisory at the end of this news release.
[3]	Net earnings/loss includes a non-cash after-tax revaluation gain of approximately $1.8 billion related to the deemed disposition of Cenovus’s pre-existing interest in the FCCL Partnership.
[4]	Includes natural gas liquids (NGLs).
[5]	Assets are being marketed for sale and are presented as discontinued operations.
[6]	Majority of assets are being marketed for sale and are presented as discontinued operations. Second quarter 2017 volumes include 12 MMcf/d from the Athabasca natural gas asset, which is not being marketed for sale.

Page 1 Q1 2017

Overview

In the second quarter of 2017, Cenovus began to see the benefits of its acquisition of western Canadian assets from ConocoPhillips. The acquisition closed on May 17 and included taking full ownership of Cenovus’s best-in-class oil sands assets in northern Alberta and adding a new production platform in the Deep Basin. With 45 days of contribution from the acquired assets, the company increased adjusted funds flow by 80%, free funds flow by 128% and total production by 65% compared with the second quarter of 2016.

“These results demonstrate that we’re solidly on track with our updated strategy to focus on increasing funds flows through disciplined capital allocation to our two production platforms,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “With our increased size and scale and continued commitment to deleverage our balance sheet – our number one near-term priority – I believe the new Cenovus is well positioned to deliver significant value to shareholders in the years ahead.”

Planned asset divestitures

As part of its updated strategy, the company is focused on its production platforms in the oil sands and the Deep Basin. To further optimize its portfolio, Cenovus has put its legacy conventional oil and natural gas assets up for sale and intends to apply the proceeds from these divestitures against the company’s asset-sale bridge facility. Data rooms for the Pelican Lake and Suffield assets in Alberta have been open since late March, and data rooms for the Palliser assets in Alberta and Weyburn assets in Saskatchewan were opened this month.

“While they are no longer core to Cenovus, these are high-quality assets that continued to deliver solid cash flows and safe and reliable performance in the second quarter,” said Ferguson. “We anticipate announcing sale agreements for both Pelican Lake and Suffield later in the third quarter and for Palliser and Weyburn in the fourth quarter. With the successful completion of these divestitures we expect to make substantial progress towards our target of between $4 billion and $5 billion in announced asset sale agreements during 2017.”

Financial performance

During the second quarter, Cenovus generated adjusted funds flow of $792 million or $0.71 per share compared with $440 million or $0.53 per share in the same period a year earlier, even as West Texas Intermediate (WTI) averaged below US$50/barrel (bbl) in the quarter. This was mostly due to higher liquids and natural gas sales volumes related to the acquisition and incremental volumes from new oil sands phases as well as increased liquids and natural gas sales prices, a realized risk management gain on foreign exchange contracts and a higher current tax recovery compared with 2016. The increase in adjusted funds flow was partially offset by higher finance costs primarily associated with additional debt incurred to finance the acquisition. Second quarter cash from operating activities was $1.2 billion, compared with $205 million in the same period in 2016.

Cenovus’s average liquids sales price rose 22% to $41.35/bbl in the second quarter, largely in line with improved crude oil benchmark prices during the period. Including realized hedges, Cenovus had a company-wide netback of $19.02 per barrel of oil equivalent (BOE) on its liquids and natural gas production in the second quarter, compared with $13.43/BOE in the year earlier period.

Page 2 Q1 2017

Cenovus had second quarter free funds flow of $465 million compared with $204 million in the same period of 2016. Operating margin net of capital investment from the company’s upstream oil and natural gas operations was $480 million in the second quarter, including the 45 days of contribution from the Deep Basin assets.

Hedging

Cenovus has an active hedging program to support cash outflows and help maintain financial resilience. To further support the company’s financial resilience while the asset-sale bridge facility remains outstanding, Cenovus has hedged a greater percentage of forecast liquids and natural gas volumes. As of July 24, 2017, the company has crude oil hedges in place on approximately 232,000 barrels per day (bbls/d) for the remainder of this year at an average Brent floor price of approximately US$50.74/bbl and 105,000 bbls/d for the first half of 2018 at an average floor price of approximately US$48.55/bbl using both WTI and Brent hedges. Hedges in place for the second half of 2018 consist of 27,000 bbls/d at an average WTI price of US$48.34/bbl. Cenovus also has natural gas hedges in place at an average New York Mercantile Exchange (NYMEX) price of approximately US$3.08 per million British thermal units (MMBtu) on approximately 116,000 MMBtu per day for the remainder of 2017.

Current hedge positions for 2017

Hedges at July 24, 2017	Volume	Price

Crude – Brent Fixed Price July - December	~127,000 bbls/d	US$51.34/bbl

Crude – WTI Collars July - December	50,000 bbls/d	US$44.84/bbl - US$56.47/bbl

Crude – Brent Put Contracts July - December	55,000 bbls/d	US$53.00/bbl

Crude – Brent —WTI Spread July - December	50,000 bbls/d	US$(1.88)/bbl

Natural Gas – NYMEX Fixed Price July - December	~116,000 MMBtu/d	US$3.08/MMBtu

Current hedge positions for 2018

Hedges at July 24, 2017	Volume	Price

Crude – Brent Collars January - June	30,000 bbls/d	US$49.78/bbl - US$62.08/bbl

Crude – Brent Fixed Price January - June	10,000 bbls/d	US$54.06/bbl

Crude – WTI Collars January - June	10,000 bbls/d	US$45.30/bbl - US$62.77/bbl

Crude – WTI Fixed Price January - June	55,000 bbls/d	US$47.47/bbl

Crude – WTI Fixed Price July - December	27,000 bbls/d	US$48.34/bbl

Continued cost leadership & capital discipline

Since 2014, Cenovus has achieved significant cost reductions across its business, including reducing its per-barrel oil sands non-fuel operating costs by more than 30% and its per-

Page 3 Q1 2017

barrel oil sands sustaining capital costs by 50%. As part of its continued commitment to cost leadership, the company plans to achieve an additional $1 billion of cumulative capital, operating and general and administrative (G&A) cost reductions over the next three years.

To reflect the expected ongoing cost savings and efficiency improvements in its base business as well as the company’s continued focus on capital discipline, Cenovus has further updated its capital spending guidance for 2017. Compared with the company’s June 20, 2017 guidance, total planned capital expenditures this year have been reduced by approximately $200 million at the midpoint of the range, with no expected impact to forecast production volumes for the year. The reduced capital spending is largely due to continued improvements in drilling performance, development planning and optimized scheduling of well startups at Cenovus’s oil sands operations as well as the company’s decision to suspend its drilling program at Palliser for the remainder of the year. Cenovus will continue to evaluate additional opportunities to reduce capital spending across its business. Updated guidance is available at cenovus.com under Investors.

CEO succession plan

Brian Ferguson will retire as President & Chief Executive Officer and as a director of the company on October 31, 2017 and will then continue in an advisory role reporting to the Board Chair until March 31, 2018 to facilitate the leadership transition. Cenovus has engaged an executive search firm which is currently conducting a global search for a new Chief Executive Officer. A committee of the Board of Directors has been appointed to oversee the process.

“Brian has provided Cenovus with strong leadership through the best and worst of the commodity price cycle, and with our recent acquisition, he has left the company well positioned for the future,” said Patrick Daniel, Chair of the Cenovus Board. “As we look for a suitable successor, the Board will consider candidates who have the experience and dynamism to advance and execute the company’s strategy.”

Oil sands production

Production at Cenovus’s Christina Lake and Foster Creek oil sands operations rose to nearly 262,000 bbls/d in the second quarter of 2017, an increase of 84% from the same period a year ago. The increase was mainly due to the acquisition and to incremental volumes from Foster Creek phase G and Christina Lake phase F, both of which began producing in the second half of 2016. Construction at Christina Lake phase G resumed in the first quarter of 2017, and activity is expected to ramp up through the second half of the year. The expansion, which is expected to be completed with go-forward capital investment of between $16,000 and $18,000 per flowing barrel, is anticipated to begin production in 2019.

Deep Basin production

The integration of Cenovus’s new Deep Basin leadership team, staff and assets is proceeding as planned. Production from the Deep Basin between the acquisition closing date on May 17, 2017 and the end of the quarter averaged more than 119,000 barrels of oil equivalent per day (BOE/d), in line with the company’s expectations. Averaged across the second quarter, Deep Basin production was approximately 59,000 BOE/d. Cenovus has identified approximately 1,500 net drilling opportunities in the Deep Basin with the potential to generate strong returns, and the company plans to increase production from the assets

Page 4 Q1 2017

to an average of 240,000 BOE/d in 2021. Cenovus spudded its first Deep Basin well during the second quarter.

“We brought over an experienced, talented and engaged team from ConocoPhillips,” said Ferguson. “They’re focused on the safe and reliable delivery of our Deep Basin program, and I’m confident that the wealth of experience they bring will help drive significant value from these high-quality assets.”

Second quarter details

  Financial

●	Operating margin was $778 million in the second quarter, a 44% increase from the same period in 2016. Upstream operating margin increased largely due to higher liquids and natural gas sales volumes as a result of the acquisition, as well as increased liquids and natural gas sales prices. This increase was partially offset by higher transportation and blending expenses, and the increase in operating expenses primarily related to the acquisition, higher fuel costs and the planned turnaround at Foster Creek. Higher royalties and a decrease in risk management gains compared with a year ago also impacted upstream operating margin.
●	Cash from operating activities was $1.2 billion compared with $205 million in the second quarter of 2016. Adjusted funds flow was $792 million or $0.71 per share compared with $440 million or $0.53 per share in the second quarter a year earlier. The increase in cash from operating activities and adjusted funds flow was primarily the result of higher operating margin, a realized risk management gain on foreign exchange contracts due to hedging activity and a higher current tax recovery compared with 2016. This was partially offset by higher finance costs primarily associated with additional debt incurred to finance the acquisition.
●	Operating earnings were $398 million or $0.36 per share in the second quarter of 2017 compared with an operating loss of $39 million or $0.05 per share in the same period a year earlier. The increase in operating earnings was primarily due to higher cash from operating activities and adjusted funds flow, unrealized foreign exchange gains related to operating activities and the remeasurement of the contingent payment to ConocoPhillips. The increase in operating earnings was partially offset by higher depreciation, depletion and amortization (DD&A).
●	Cenovus had net earnings of $2.6 billion or $2.37 per share in the second quarter of 2017. This compares with a net loss of $267 million or $0.32 per share in the same period a year earlier. Net earnings in this year’s quarter included a non-cash, after-tax revaluation gain of $1.8 billion related to the deemed disposition of the company’s pre-existing interest in the FCCL partnership, as well as unrealized risk management gains of $132 million in the second quarter compared with unrealized losses of $284 million in the same period a year earlier. Net earnings in the quarter also included non-operating unrealized foreign exchange gains of $279 million related to the translation of Cenovus’s U.S. dollar denominated debt compared with unrealized losses of $18 million in 2016.
●

G&A costs were $58 million, down from $94 million in the second quarter of 2016. The decrease was primarily due to lower long-term employee incentive costs related to a drop in Cenovus’s share price, compared with the same period in 2016, and a slight recovery this year for certain Calgary office space in excess of the company’s

Page 5 Q1 2017

current and near-term requirements compared with a non-cash expense in the same period a year ago. Cenovus also recorded $19 million of severance costs in the second quarter of 2016.
●	Cenovus had second quarter free funds flow of $465 million compared with $204 million in the same period in 2016.
●	The company ended the second quarter of 2017 with total liquidity of about $5 billion comprised of cash and cash equivalents of approximately $489 million as well as $4.5 billion in undrawn capacity under its committed credit facility and no long-term fixed debt maturities until the fourth quarter of 2019.
●	For the third quarter of 2017, the Board of Directors has declared a dividend of $0.05 per share, payable on September 29, 2017 to common shareholders of record as of September 15, 2017. Based on the July 26, 2017 closing share price on the Toronto Stock Exchange of $9.95, this represents an annualized yield of about 2.0%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

  Oil sands

 Foster Creek

●	Production averaged 107,859 bbls/d in the second quarter, 67% higher than in the same period of 2016, primarily due to the acquisition, which added 36,534 bbls/d during the quarter. June volumes averaged nearly 166,000 bbls/d. During the quarter, Cenovus safely completed a 20-day planned turnaround, including several days each for ramp-down and ramp-up. The turnaround was completed within budget.
●	Non-fuel per-barrel operating costs increased 11% to $9.42 compared with the second quarter of 2016, primarily as a result of the turnaround, which increased costs for repairs and maintenance, and fluid, waste handling and trucking. Including the impact of higher natural gas prices, total per-barrel operating costs were $12.31, 21% higher than in the same period in 2016.
●	The steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 2.5 in the second quarter of 2017, compared with 2.9 in the same period of 2016.

 Christina Lake

●	In the second quarter, production averaged 153,953 bbls/d, a 97% increase from the same period in 2016, primarily due to the acquisition, which added 51,709 bbls/d during the quarter. June volumes averaged more than 205,000 bbls/d.
●	Non-fuel per-barrel operating costs were $4.66, a 5% decrease from a year ago, primarily due to higher production. Including the impact of higher natural gas prices, total per-barrel operating costs were $7.04, 11% higher than in the second quarter a year earlier.
●	The SOR was 1.7 in the second quarter of 2017, compared with 1.8 a year earlier.

 Deep Basin

●	Liquids production, including light and medium crude oil as well as natural gas liquids (NGLs) for the first 45 days of Deep Basin operations, was 34,163 bbls/d, while natural gas production amounted to 512 million cubic feet per day (MMcf/d).
●	Averaged across the quarter, production of natural gas was 253 MMcf/d, while liquids production averaged 16,894 bbls/d.

Page 6 Q1 2017

●	Operating costs were $8.84/BOE, driven by workforce, repairs and maintenance, property tax and lease costs, and electricity.
●	Cenovus started development activities and began a disciplined 28 net well drilling program for 2017, focusing on horizontal production wells targeting liquids-rich natural gas.

Downstream

●	The Wood River Refinery in Illinois and Borger Refinery in Texas, which Cenovus jointly owns with the operator, Phillips 66, processed a combined average of 449,000 bbls/d gross of oil (98% utilization) in the second quarter of 2017, compared with 458,000 bbls/d gross in the year earlier period (100% utilization).
●	Cenovus had refining and marketing operating margin of $20 million in the quarter, compared with $193 million in the same period of 2016. The decrease was the result of narrowing heavy crude oil differentials and lower average market crack spreads. The company’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s operating margin from refining and marketing would have been $31 million higher in the quarter. In the second quarter of 2016, operating margin would have been $110 million lower on a LIFO reporting basis.

Other developments

●	Corporate Knights magazine recognized Cenovus as one of the Best 50 Corporate Citizens in Canada for 2016, the seventh consecutive year the company has been included in the listing.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 27, 2017, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Oil and Gas Information

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the

Page 7 Q1 2017

energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Drilling Locations

This news release discloses potential future drilling locations in two categories: (a) proved locations and (b) probable locations. This news release also discloses additional unbooked future drilling opportunities. Proved locations and probable locations are proposed drilling locations identified in reserve reports prepared for assets acquired pursuant to the ConocoPhillips asset acquisition that have proved and/or probable reserves, as applicable, attributed to them in such reports. Unbooked future drilling opportunities are internal Cenovus estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal Cenovus technical analysis and review. Unbooked future drilling opportunities have been identified by Cenovus management based on evaluation of applicable geologic, seismic, engineering, production and reserves information. Unbooked future drilling opportunities do not have proved or probable reserves attributed to them in the relevant reserves reports. Of the approximately 1,500 identified net drilling opportunities within the Deep Basin assets to be acquired, 212 are proved locations, 221 are probable locations and the remainder are unbooked future drilling opportunities.

Cenovus’s ability to drill and develop these locations and opportunities and the drilling locations on which Cenovus actually drills wells depend on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, capital and operating costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations and opportunities Cenovus has identified will ever be drilled or if Cenovus will be able to produce oil, NGL or natural gas from these or any other potential drilling locations or opportunities. As such, Cenovus’s actual drilling activities may differ materially from those presently identified, which could adversely affect Cenovus’s business. While certain of the identified unbooked drilling opportunities have been de-risked by drilling existing wells in relatively close proximity to such unbooked drilling opportunities, some of the other unbooked drilling opportunities are farther away from existing wells where Cenovus management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled and, if drilled, there is further uncertainty that such wells will result in additional proved or probable reserves or production.

Non-GAAP Measures and Additional Subtotal

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. Readers should not consider these measures in isolation or as a substitute for analysis of Cenovus’s results as reported under IFRS. These measures are defined differently by different companies in the oil and gas industry and may not be comparable to similar measures presented by other issuers.

Adjusted Funds Flow is used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash from Operating Activities excluding net change in other assets and

Page 8 Q1 2017

liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents, risk management, the contingent payment and asset liabilities held for sale.

Free Funds Flow is defined as Adjusted Funds Flow less capital investment.

Operating Earnings (Loss) is a non-GAAP measure used to provide a consistent measure of the comparability of Cenovus’s underlying financial performance between periods by removing non-operating items. Operating Earnings (Loss) is defined as Earnings (Loss) Before Income Tax excluding gain (loss) on discontinuance, revaluation gain, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on Operating Earnings (Loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents.

Operating Margin is an additional subtotal found in Note 1 and Note 8 of the Consolidated Financial Statements and is used to provide a consistent measure of the cash generating performance of Cenovus’s assets for comparability of its underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains less realized losses on risk management activities. Items within the Corporate and Eliminations segment are excluded from the calculation of Operating Margin.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made by the company in light of its experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “could”, “should”, “will”, “focus”, “outlook”, “potential”, “priority”, “may”, “strategy”, “forward”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones and schedules, including expected timing for oil sands expansion phases and associated expected production capacities; projections for 2017 and future years and the company’s plans and strategies to realize such projections; forecast exchange rates and trends; future opportunities for oil development; forecast operating and financial results, including forecast sales prices, costs and cash flows; Cenovus’s ability to satisfy payment

Page 9 Q1 2017

obligations as they become due; priorities for capital investment decisions; planned capital expenditures, including the amount, timing and financing thereof; expected future production, including the timing, stability or growth thereof; capacities, including for projects, transportation and refining; Cenovus’s ability to preserve its financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; expected impacts of the acquisition; planned and potential asset sales, including expected timelines, targeted sales values and anticipated use of sales proceeds; the strength of Cenovus’s positioning for the future, including with the recent acquisition and upcoming retirement of Brian Ferguson; and projected shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: forecast oil and natural gas prices and other assumptions inherent in Cenovus’s 2017 guidance, available at cenovus.com under Investors; projected capital investment levels, the flexibility of Cenovus’s capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; future use and development of technology; Cenovus’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; Cenovus’s ability to generate sufficient cash flow to meet its current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations; achievement of expected impacts of the acquisition; successful integration of the Deep Basin assets; Cenovus’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; Cenovus’s ability to access sufficient capital to pursue its development plans; Cenovus’s ability to complete planned and potential asset sales, including with desired transaction metrics and within the timelines it expects; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in current guidance set out below; expected impacts of the contingent payment to ConocoPhillips, including alignment of realized Western Canadian Select (WCS) prices and WCS prices used to calculate the contingent payment; Cenovus’s projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof; Cenovus’s ability to access and implement all technology necessary to achieve expected future results; Cenovus’s ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2017 guidance, as updated July 26, 2017, assumes: Brent prices of US$51.00/bbl, WTI prices of US$48.50/bbl; WCS of US$36.25/bbl; NYMEX natural gas prices of US$3.15/MMBtu; AECO natural gas prices of $2.70/GJ; Chicago 3-2-1 crack spread of US$13.00/bbl; and an exchange rate of $0.76 US$/C$.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and forward-looking metrics in this news release, in addition to the generally applicable

Page 10 Q1 2017

assumptions described above, do not include or account for the effects or impacts of planned asset sales.

The risk factors and uncertainties that could cause actual results to differ materially, include: possible failure by Cenovus to realize the anticipated benefits of and synergies from the acquisition; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate Cenovus’s assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; the effectiveness of Cenovus’s risk management program, including the impact of derivative financial instruments, the success of hedging strategies and the sufficiency of Cenovus’s liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; market competition, including from alternative energy sources; risks inherent in marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of Cenovus’s crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) as well as Debt (and Net Debt) to Capitalization; Cenovus’s ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources, future production and future net revenue estimates; Cenovus’s ability to replace and expand oil and gas reserves; Cenovus’s ability to maintain its relationship with its partners and to successfully manage and operate its integrated business; reliability of Cenovus’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; risks associated with climate change; the timing and the costs of well and pipeline construction; Cenovus’s ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus’s ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, financial results and consolidated financial statements; changes in general economic,

Page 11 Q1 2017

market and business conditions; the political and economic conditions in the countries in which Cenovus operates or supplies; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. For a full discussion of material risk factors, see “Risk Factors” in Cenovus’s Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016, available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com, and the updates under “Risk Management” in Cenovus’s most recently filed Management’s Discussion and Analysis (MD&A).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Vice-President, Investor Relations &

Corporate Development

403-766-5883

Steven Murray

Manager, Investor Relations

403-766-3382

Graham Ingram

Investor Relations

403-766-2849

Michelle Cheyne

Investor Relations

403-766-2584

Media Brett Harris Manager, External Communications 403-766-3420 Sonja Franklin Media Relations 403-766-7264 Media Relations general line 403-766-7751

Page 12 Q1 2017